United States securities and exchange commission logo





                              January 9, 2024

       Nir Klein
       Chief Executive Officer
       Silynxcom Ltd.
       19 Yad Ha'Harutzim St.
       Netanya, 4250519, Israel

                                                        Re: Silynxcom Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed January 8,
2024
                                                            File No. 333-275195

       Dear Nir Klein:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed January 8,
2024

       Item 8. Exhibits and Financial Statement Schedules, page II-3

   1. We note that you are a nonpublic company registering its initial public offering of securities and that the
audited financial statements included in the filing are now older than 12 months. To the
extent you are relying on the 15-month requirement for the age of your financial
statements, please file the representations outlined in Instruction 2 to Item
                                                        8.A.4 of Form 20-F as
an exhibit to the registration statement. Otherwise, please update the financial
statements and other financial information in the filing to comply with Item
                                                        8.A.4 of Form 20-F.
              Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you
       have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Nir Klein
Silynxcom Ltd.
January 9, 2024
Page 2

                                Sincerely,
FirstName LastNameNir Klein
                                Division of Corporation Finance
Comapany NameSilynxcom Ltd.
                                Office of Manufacturing
January 9, 2024 Page 2
cc:       Oded Har-Even, Esq.
FirstName LastName